SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*
                       Mediware Information Systems, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    584946107
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                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 23, 2004
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 584946107                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                50,000
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,255,036
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     50,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,255,036
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,305,036
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                             [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 5 (this "Amendment No. 5") amends the Amendment No. 4 to
Schedule 13D filed on November 26, 2002 ("Amendment No. 4") and is being filed on behalf of Mr. Larry Feinberg ("Mr. Feinberg"). This Amendment No. 5 relates to the Common Stock, par value $0.10 per share, of Mediware Information Systems, Inc., a New York corporation ("Mediware"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of Mediware. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in Amendment No. 4.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 4 is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     As of the date hereof, Mr. Feinberg is deemed to beneficially own 1,305,036 shares of Mediware's Common Stock (the "Shares"). The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion, except for 50,000 shares which are held directly by Mr. Feinberg as the trustee of The Feinberg Family Foundation (the "Foundation"). The 1,305,036 shares were purchased for an aggregate purchase price of $4,953,046. The funds for the purchase of Shares held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the Shares held in the managed accounts, over which Mr. Feinberg has investment discretion, came from each managed account's own funds. The funds for the purchase of the Shares held by the Foundation came from the Foundation's own funds. No leverage was used to purchase the Shares.

Item 4. Purpose of Transaction.

     Item 4 of Amendment No. 4 is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     As further detailed in a letter, dated August 23, 2004, from Mr. Feinberg to the Board of Directors of Mediware (the "Board"), Mr. Feinberg is requesting a meeting with one or more members of the Board, including the Chairman. Mr. Feinberg would like to address the following matters:

     (a) The status of senior management and succession planning;

     (b) recent sales of Common Stock by Mediware insiders;

     (c) corporate governance policies and practices;

     (d) potential actions to increase liquidity and enhance stockholder value;

     (e) the possible inclusion of an independent director on the Board to be identified by entities affiliated with Mr. Feinberg; and

     (f) concerns regarding Mediware's communications with stockholders.

     The primary interest of Mr. Feinberg is to maximize the value of the Partnerships' and the managed accounts' investment in Mediware. Mr. Feinberg intends to continually review Mediware's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, Mr. Feinberg will continue to consider various alternative courses of action and will in the future take such actions with respect to the Partnerships', the managed accounts' and the Foundation's investments in Mediware as he deems appropriate. Such actions may include, but are not limited to, the following:

     1. Seeking representation on the Board of Directors of Mediware;

     2. Making recommendations to management concerning various business strategies, including acquisitions and dispositions; and

     3. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Partnerships, the managed accounts and the Foundation in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, Mr. Feinberg's position with respect to Mediware may not be considered solely that of a passive investor. There can be no assurance, however, that Mr. Feinberg will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

     Item 5 of Amendment No. 4 is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date hereof, Mr. Feinberg is deemed to be the beneficial owner of 1,305,036 Shares. Based upon a total aggregate number of 7,495,771 shares of Common Stock outstanding, as reported on Mediware's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, Mr. Feinberg may be deemed to beneficially own 17.4% of Mediware's outstanding shares of Common Stock.

     (b) Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that he is currently deemed to beneficially own.

     (c) No transactions in shares of Common Stock were effected by Mr. Feinberg during the past 60 days.

     (d) Other than as set forth in this Amendment No. 5, the original Schedule 13D or any other amendments thereto, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     1. Letter from Mr. Feinberg to the Board of Directors of Mediware Information Systems, Inc., dated August 23, 2004.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 25, 2004                  /s/ Larry N. Feinberg
                                        -------------------------------
                                        Larry N. Feinberg

















               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                                 WITH RESPECT TO
                       MEDIWARE INFORMATION SYSTEMS, INC.]